WTE-561335.
                          ALLIED WASTE INDUSTRIES, INC.

                  AMENDMENT NO. 1 TO 1991 INCENTIVE STOCK PLAN

         This Amendment No. 1 (the "Amendment") to 1991 Incentive Stock Plan (the "Plan") is adopted by the Board of Directors of Allied Waste Industries, Inc. (the "Company") pursuant to the authority granted to the Board in Section 15 of the Plan. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan. The Plan is hereby amended as follows:

         1.       A new Section 2(aa) hereby is added as follows:

                           (aa) "Nonemployee Director" means a member of the Board who: (i) is not at the time in question an officer or employee of the Company or any Subsidiary, (ii) has not received compensation for serving as a consultant or in any other non-director capacity or had an interest in any transaction with the Company or any Subsidiary that would exceed the $60,000 threshold for which disclosure would be required under Item 404(a) of Regulation S-K, or (iii) has not been engaged through another party in a business relationship with the Company or any Subsidiary that would be disclosable under Item 404(b) of Regulation S-K.

         2. The first paragraph of Section 4 hereby is amended in its entirety to read as follows:

                           The Plan shall be  administered  by the Board or by a
                  Committee of not less than two Nonemployee Directors who shall be appointed by the Board and who shall serve at the pleasure of the Board. For purposes of grants and awards pursuant to, and administration of this Plan under, Sections 4 through 23 of the Plan, the terms "Committee" and "Board" are used interchangeably.

         3. A new paragraph hereby is added at the end of Section 4 to read as follows:

                           The  Committee or Board may delegate to an officer of
                  the Corporation the authority to make decisions pursuant to this Plan provided that no such delegation may be made that would cause any award or other transaction under the Plan to cease to be exempt from Section 16(b) of the Exchange Act. The Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.

         4. Section 6(c)(5) hereby is amended in its entirety to read as follows:

                           (5) Certificates for shares of Common Stock purchased
                  upon the exercise of an Option shall be issued in the name of the Participant or a permitted transferee of the Participant and delivered to the Participant or permitted transferee as soon as practicable following the effective date on which the Option is exercised; provided, however, that such delivery shall be effected for all purposes when a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the Participant.

         5. Section 6(c)(6) (relating to limitations on the exercise of Options and restrictions on the assignment or transfer of options) hereby is deleted in its entirety.

         6. A new Section 25 is added to read as follows:

                  25.      Compliance with the Exchange Act

                           With respect to persons  subject to Section 16 of the
                  Exchange Act, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provisions of the Plan or action by the Committee or Board fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee or Board.

Except as expressly modified by this Amendment, the terms and conditions of the Plan remain in full force and effect. The effective date of this Amendment shall be November 1, 1996.